UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-37669

Nomad Foods Limited

(Translation of registrant’s name in English)

Forge, 43 Church Street West

Woking

Surrey, United Kingdom, GU21 6HT

+ (44) 208 918 3200

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

AMENDMENT AND SUPPLEMENT TO PROXY STATEMENT

The following disclosures (the “Supplemental Disclosures”) in this Current Report on Form 6-K amend and supplement, and should be read in conjunction with, the disclosures contained in the Company’s definitive proxy statement (as the same may be amended or supplemented, the “Proxy Statement”), furnished to the Securities and Exchange Commission (the “SEC”) on May 13, 2026, in connection with the 2026 Annual Meeting of Shareholders (the “Annual Meeting”) of Nomad Foods Limited. (the “Company”), which will be held on June 22, 2026. To the extent the information set forth herein differs from or updates information contained in the Proxy Statement, the information set forth herein shall supersede or supplement the information in the Proxy Statement, which shall be read in its entirety. All other information in the Proxy Statement remains unchanged. For clarity, new text within restated paragraphs from the Proxy Statement is highlighted with bold, underlined text, and deleted text within restated paragraphs from the Proxy Statement is highlighted with strikethrough text.

The disclosure in the section entitled “Corporate Governance - Meeting Attendance” on Page 14 of the Proxy Statement is amended and supplemented as follows:

Board and committee meetings had average attendance rates of 96% each in the 2025 fiscal year, with each incumbent director attending at least 75% of the Board meetings and the meetings of all committees on which he or she served during the period in which he or she was a director.

This Form 6-K is incorporated by reference into the registration statements on (i) Form S-8 filed with the Securities and Exchange Commission (the “Commission”) on May 3, 2016 (File No. 333-211095), (ii) Form F-3, initially filed with the Commission on March 30, 2017 and declared effective on May 2, 2017 (File No. 333-217044), (iii) Form S-8 filed with the Commission on June 16, 2025 (File No. 333-288081) and (iv) Form F-3ASR filed with the Commission on March 5, 2026, which was automatically effective upon filing with the Commission (File No. 333-294059).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMAD FOODS LIMITED

By:	/s/ Dominic Brisby
Name:	Dominic Brisby
Title:	Chief Executive Officer

Dated: June 8, 2026